UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

RETAIL OPPORTUNITY INVESTMENTS CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

76131N101
(CUSIP Number)

OCTOBER 20, 2009
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	76131N101	SCHEDULE 13G	Page	2	of	14

1	NAMES OF REPORTING PERSONS. Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,217,086 (See Item 4(a))*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,217,086 (See Item 4(a))*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,217,086 (See Item 4(a))*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (See Item 4(a))*
12	TYPE OF REPORTING PERSON IN

CUSIP No.	76131N101	SCHEDULE 13G	Page	3	of	14

1	NAMES OF REPORTING PERSONS. Grandview LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER (See Item 4(a))*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER (See Item 4(a))*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 4(a))*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (See Item 4(a))*
12	TYPE OF REPORTING PERSON OO

CUSIP No.	76131N101	SCHEDULE 13G	Page	4	of	14

1	NAMES OF REPORTING PERSONS. Millennium International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER (See Item 4(a))*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER (See Item 4(a))*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 4(a))*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (See Item 4(a))*
12	TYPE OF REPORTING PERSON CO

CUSIP No.	76131N101	SCHEDULE 13G	Page	5	of	14

1	NAMES OF REPORTING PERSONS. Millennium International Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER (See Item 4(a))*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER (See Item 4(a))*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 4(a))*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (See Item 4(a))*
12	TYPE OF REPORTING PERSON PN

CUSIP No.	76131N101	SCHEDULE 13G	Page	6	of	14

1	NAMES OF REPORTING PERSONS. Millennium International Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER (See Item 4(a))*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER (See Item 4(a))*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 4(a))*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (See Item 4(a))*
12	TYPE OF REPORTING PERSON OO

CUSIP No.	76131N101	SCHEDULE 13G	Page	7	of	14

1	NAMES OF REPORTING PERSONS. Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER (See Item 4(a))*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER (See Item 4(a))*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 4(a))*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (See Item 4(a))*
12	TYPE OF REPORTING PERSON OO

CUSIP No.	76131N101	SCHEDULE 13G	Page	8	of	14

Item 1.
	(a)	Name of Issuer:

Retail Opportunity Investments Corp., a Delaware corporation (the "Issuer").

	(b)	Address of Issuer’s Principal Executive Offices:

3 Manhattanville Road Purchase, New York 10577

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Israel A. Englander c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: United States

Grandview LLC c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Millennium International Ltd. c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Millennium International Management LP c/o Millennium International Management GP LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium International Management GP LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

	(d)	Title of Class of Securities:

common stock, par value $0.0001 per share ("Common Stock")

	(e)	CUSIP Number:

76131N101

CUSIP No.	76131N101	SCHEDULE 13G	Page	9	of	14

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	76131N101	SCHEDULE 13G	Page	10	of	14

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:*

   As of the date of this Schedule 13G, Grandview LLC, a Delaware limited liability company ("Grandview"), holds 405,319 shares of the Issuer’s Common Stock and warrants to purchase 5,144,000 shares of the Issuer’s Common Stock, and Millennium International, Ltd., an exempted company organized under the laws of the Cayman Islands ("Millennium International"), holds 1,095,861 shares of the Issuer’s Common Stock and warrants to purchase 1,000,000 shares of the Issuer’s Common Stock, each subject to the ownership limitation described below. Each warrant entitles the holder to purchase one share of Common Stock from the Issuer at an exercise price of $12.00 per share ("Warrants"). The Warrants will expire on October 23, 2014, or earlier upon redemption. Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the manager of Grandview and may be deemed to have shared voting control and investment discretion over securities owned by Grandview. Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the investment manager to Millennium International, and may be deemed to have shared voting control and investment discretion over securities owned by Millennium International. Millennium International Management GP LLC, a Delaware limited liability company ("Millennium International Management GP"), is the general partner of Millennium International Management, and may be deemed to have shared voting control and investment discretion over securities owned by Millennium International. Israel A. Englander ("Mr. Englander"), is the managing member of Millennium Management and of Millennium International Management GP. Consequently, Mr. Englander may also be deemed to be the beneficial owner of any securities beneficially owned by Grandview or Millennium International, as the case may be.

   Due to limitations on the concentration of ownership of a REIT imposed by the Internal Revenue Code, the Issuer’s charter prohibits any stockholder or warrantholder from directly, indirectly or constructively owning more than 9.8% of the outstanding shares, by value or number, whichever is more restrictive, of its Common Stock. This provision currently has the effect of limiting the Warrants that may be exercised by the Reporting Persons. Consequently, as of the date of this Schedule 13G, Mr. Englander may be deemed to beneficially own, and the other Reporting Persons beneficially own, or may be deemed to beneficially own (as the case may be), in the aggregate, 5,217,086 shares of the Issuer’s Common Stock (consisting of 1,501,180 shares of the Issuer’s Common Stock and Warrants to purchase 3,715,906 shares of the Issuer’s Common Stock), which represents approximately 9.8% (calculated pursuant to Rule 13d-3), of the outstanding shares of the Issuer’s Common Stock.

   The foregoing should not be construed in and of itself as an admission by Millennium Management, Millennium International Management, Millennium International Management GP or Mr. Englander as to beneficial ownership of the securities owned by Grandview and Millennium International.

CUSIP No.	76131N101	SCHEDULE 13G	Page	11	of	14

(b) Percent of Class:

   9.8% of the Issuer’s Common Stock (see Item 4(a) above), which percentage was calculated based on 49,519,675 shares of Common Stock outstanding as of November 6, 2009, as per the Issuer’s Form 10-Q dated November 6, 2009.

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   -0-

(ii) Shared power to vote or to direct the vote

   (See Item 4(a))*

 (iii) Sole power to dispose or to direct the disposition of

   -0-

(iv) Shared power to dispose or to direct the disposition of

   (See Item 4(a))*

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	76131N101	SCHEDULE 13G	Page	12	of	14

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of December 4, 2009, by and among Israel A. Englander, Grandview LLC, Millennium International, Ltd., Millennium International Management LP, Millennium International Management GP LLC and Millennium Management LLC.

CUSIP No.	76131N101	SCHEDULE 13G	Page	13	of	14

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: December 4, 2009

/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander
GRANDVIEW LLC By: Millennium Management LLC, its Manager
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/David Nolan
Name: David Nolan Title: Executive Vice President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President

CUSIP No.	76131N101	SCHEDULE 13G	Page	14	of	14

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.0001 per share of Retail Opportunity Investments Corp., a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 4, 2009

/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander
GRANDVIEW LLC By: Millennium Management LLC, its Manager
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/David Nolan
Name: David Nolan Title: Executive Vice President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President